Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 5, 2015

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$500 million Floating Rate Senior Notes Due March 1, 2017

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$500 million
Trade Date:	March 5, 2015
Settlement Date (T+3):	March 10, 2015
Maturity Date:	March 1, 2017
Coupon:	3-Month USD LIBOR + 13 bps
Benchmark:	3-Month USD LIBOR
Initial Interest Rate:	The interest rate in effect for the initial interest period is based on an interpolated rate between 2-Month USD LIBOR and 3-Month USD LIBOR + 13 bps.
Coupon Payment Dates and Interest Reset Dates:	Quarterly on the 1st of March, June, September and December, commencing on June 1, 2015 (short first coupon) and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	March 6, 2015
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.00% plus accrued interest from March 10, 2015
Gross Spread:	0.10%
Net Proceeds (%):	99.90% plus accrued interest from March 10, 2015
Net Proceeds ($):	$499,500,000 plus accrued interest from March 10, 2015
CUSIP:	24422ESV2
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.